04039947

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E
6/30/04

For the month of June 2004
Commission File Number 1-8320

Hitachi, Ltd.
(Translation of registrant's name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___×___ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __×__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___×___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This report on Form 6-K contains the following:

1. Annual Report for the year ended March 31, 2004 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Securities and Exchange Law of Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 5, 2004 By

Takashi Hatchoji
Senior Vice President and Executive Officer

(Summary Translation)

Annual Report pursuant to Article 24.1 of the Securities and Exchange Law of Japan

For the 135th business period
(from April 1, 2003 to March 31, 2004)

Hitachi, Ltd.
Tokyo, Japan

CAUTIONARY STATEMENT

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports; uncertainty as to Hitachi's access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies; uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. History

Hitachi, Ltd. ("Company") was founded in 1910 as a small electric repair plant and was incorporated in February 1920.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of March 31, 2004)

Information & Telecommunication Systems	89,707
Electronic Devices	25,137
Power & Industrial Systems	76,424
Digital Media & Consumer Products	31,421
High Functional Materials & Components	48,525
Logistics, Services & Others	28,284
Financial Services	4,156
Corporate	3,222
Total	306,876

The number of employees of the Company was 34,713 as of March 31, 2004.

The Business

1. Revenues by Industry Segment (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal year ended March 31, 2004
Information & Telecommunication Systems	2,314,552
Electronic Devices	1,312,380
Power & Industrial Systems	2,297,913
Digital Media & Consumer Products	1,226,955
High Functional Materials & Components	1,297,085
Logistics, Services & Others	1,256,266
Financial Services	550,982
Eliminations & Corporate items	(1,623,683)
Total	8,632,450

2. Contracts, etc.

(a) On May 25, 2004, the Company entered into a merger agreement with its equity-method affiliate, TOKICO LTD., and its wholly-owned subsidiary, Hitachi Unisia Automotive, Ltd. Pursuant to the agreement, the Company will merge these two companies into itself on October 1, 2004. The Company believes that this transaction will strengthen its automotive products business due to synergies it expects to realize through the integration of operations, including the sales and R&D functions of the three companies.

(b) License Agreement

	Concerning
As Licensee	
General Electric Co.	Gas turbines
QUALCOMM Inc.	Wireless communication equipment

	Concerning
Cross License and Joint Development	
General Electric Co.	Nuclear power plants
International Business Machines Corp.	Servers
Hewlett-Packard Co.	UNIX servers
EMC Corporation	Information handling systems

3. Research and Development Expense (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal year ended March 31, 2004
Information & Telecommunication Systems	169,882
Electronic Devices	40,923
Power & Industrial Systems	69,868
Digital Media & Consumer Products	33,221
High Functional Materials & Components	43,384
Logistics, Services & Others	12,525
Financial Services	2,022
Total	371,825

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2005 (Forecast)
Information & Telecommunication Systems	82,052	95,000
Electronic Devices	39,577	54,000
Power & Industrial Systems	71,672	85,000
Digital Media & Consumer Products	31,947	43,000
High Functional Materials & Components	62,425	61,000
Logistics, Services & Others	29,251	22,000
Financial Services	522,894	561,000
Eliminations & Corporate items	(23,271)	(21,000)
Total	816,547	900,000

Property (Consolidated basis)

(As of March 31, 2004)

Industry Segment	Asset in Book Value (Millions of yen)
Information & Telecommunication Systems	350,421
Electronic Devices	203,085
Power & Industrial Systems	487,429
Digital Media & Consumer Products	189,714
High Functional Materials & Components	428,445
Logistics, Services & Others	258,603
Financial Services	303,331
Eliminations & Corporate items	11,834
Total	2,232,862

The Company

1. Capital Stock at the end of March 2004 282,032 million yen

2. Total Shares Issued at the end of March 2004 3,368,124,876 shares

* The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Amsterdam, Paris and New York stock exchanges overseas.

3. Main Shareholders

(As of March 31, 2004)

	Name of Shareholders	Number of Shares (shares)	Percentage to Total Shares Issued
1	The Master Trust Bank of Japan, Ltd.	227,450,000	6.75%
2	Japan Trustee Services Bank, Ltd.	204,563,000	6.07
3	NATS CUMCO*	201,992,080	6.00
4	The Chase Manhattan Bank, N.A. London	176,356,854	5.24
5	Nippon Life Insurance Company	105,208,960	3.12

*NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

4. Incentive Stock Option Plan

The Company introduced a stock option plan resolved at the 131st Ordinary General Meeting of Shareholders held June 28, 2000 and the 132nd Ordinary General Meeting of Shareholders held June 27, 2001, respectively. The Company has granted rights to subscribe for new shares to its Directors and certain employees under these plans. The Company introduced a stock option plan resolved at the 134th Ordinary General Meeting of Shareholders held June 25, 2003. The Company has granted rights to subscribe for new shares to its Directors, Executive Officers and certain employees under this plan. In addition, At the June 2004 Ordinary General Meeting of Shareholders, the shareholders of the Company approved a stock option plan for its Directors, Executive Officers and certain employees.

5. Directors and Executive Officers

(a) Directors

Position	Name
Chairman of the Board	Tsutomu Kanai
Director	*Etsuhiko Shoyama
Director	Yoshiki Yagi
Director	Kotaro Muneoka
Director	*Takashi Miyoshi
Director	Ginko Sato
Director	Hiromichi Seya
Director	Akira Chihaya
Director	Toshiro Nishimura
Director	*Isao Uchigasaki
Director	Takashi Kawamura
Director	Yoshiro Kuwata
Director	Hiroshi Kuwahara
Director	Masayoshi Hanabusa

(Notes) 1. The Directors marked with * are Executive Officers.
2. Members of each committee are as follows.

Nominating Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura

Audit Committee: Yoshiki Yagi (Chairman), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura

Compensation Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura

(b) Executive Officers

Position	Name	Responsibilities
Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama	Overall management
Representative Executive Officer Executive Vice President and Executive Officer	Katsukuni Hisano	Automotive systems business
Representative Executive Officer Executive Vice President and Executive Officer	Isao Ono	Sales operations, information & telecommunication systems business and digital media business
Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura	Research & development, business incubation and corporate export regulation
Senior Vice President and Executive Officer	Kazuo Furukawa	Information & telecommunication systems business
Senior Vice President and Executive Officer	Hiroaki Nakanishi	Hitachi group global business and business development
Senior Vice President and Executive Officer	Takashi Hatchoji	Hitachi group legal and corporate communications, corporate auditing and human resources
Senior Vice President and Executive Officer	Takashi Miyoshi	Finance and corporate pension system
Vice President and Executive Officer	Takuya Tajima	Sales operations
Vice President and Executive Officer	Shigeharu Mano	Power systems business
Vice President and Executive Officer	Kazuhiro Mori	Industrial systems business
Vice President and Executive Officer	Yoshito Tsunoda	Urban planning and development systems business

Position	Name	Responsibilities
Vice President and Executive Officer	Manabu Shinomoto	Platform and network systems business
Vice President and Executive Officer	Kazuhiro Tachibana	Digital media business
Vice President and Executive Officer	Taiji Hasegawa	Automotive systems business
Vice President and Executive Officer	Minoru Tsukada	Sales operations (Kansai area)
Vice President and Executive Officer	Makoto Ebata	Group management
Vice President and Executive Officer	Iwao Hara	Human resources
Executive Officer	Masaharu Sumikawa	Power & industrial systems business and production engineering
Executive Officer	Shozo Saito	Power systems engineering
Executive Officer	Yasuo Sakuta	Intellectual property
Executive Officer	Takao Suzuki	Sales operations (Chugoku area)
Executive Officer	Koichiro Nishikawa	Business development
Executive Officer	Masahiro Hayashi	System solutions business
Hitachi Group Executive Officer	Isao Uchigasaki	Hitachi group management strategy

Financial Statements

The consolidated financial statements and unconsolidated financial statements were included in the reports on Form 6-K which have been submitted to the SEC.